Exhibit 2.1

Description of Securities

The following description of our share capital is a summary of the material terms of our articles of association (the “Articles”) and applicable provisions of law. We have summarized certain portions of the Articles below. The Articles have been filed as exhibits to our Annual Report filed on Form 20-F. You should read the Articles for the provisions that are important to you.

Share Capital

Our current issued share capital is $11,069,172.2 divided into 110,691,722 ordinary shares, completely subscribed and disbursed and having a nominal value of $0.10 per share, all in the same class and series.

On June 18, 2014, Atlantica closed its initial public offering issuing 24,850,000 ordinary shares. The shares were sold at a price of $29 per share and as a result the Company raised $720,650,000 of gross proceeds. The Company recorded $2,485,000 as Share Capital and $682,810,000 as Additional Paid in Capital, included in Atlantica reserves as of December 31, 2016, corresponding to the total net proceeds of the offering. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments driving the total proceeds of the offering to $828,748,000. Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017. On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of ordinary shares of the Company for total proceeds of $327,980,000 (or $31 per share). As a result of such offering, Abengoa reduced its stake in the Company from 64.3% to 51.1% of its shares. On May 14, 2015 Atlantica issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7, 2015 closing price. Abengoa subscribed for 51% of the newly-issued shares and maintained its previous stake in Atlantica. The proceeds were primarily used by Atlantica to finance asset acquisitions in May and June 2015. On July 14, 2015, Abengoa sold 2,000,000 shares of Atlantica under Rule 144, reducing its stake to 49.1%. On March 5, 2015, Abengoa sold an aggregate of $279 million of principal amount of exchangeable notes due 2017, or the Exchangeable Notes. The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Atlantica. As of September 23, 2016, the date of the most recent public information, according to publicly available information, Abengoa had delivered an aggregate of 7,595,639 shares of the Company to holders that exercised their option to exchange Exchangeable Notes. As a result, Abengoa held 41.47% of our ordinary shares as of that date. In addition, as of September 23, 2016, there were 16,475.61 shares of the Company subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes. On November 1, 2017, Algonquin entered into an agreement to purchase 25,054,315 shares from Abengoa, which closed on March 9, 2018. On November 1, 2017, Algonquin and Abengoa also entered into an option and right of first refusal agreement with respect to the 16,503,348 additional ordinary shares of the Company held indirectly by Abengoa, which we refer to as the “Option Agreement.” Under the Option Agreement, as amended, Algonquin had a right to acquire the remaining 16.47% aggregate equity interest in the Company held indirectly by Abengoa, which it exercised on April 17, 2018 for a total purchase price of approximately $345 million at a price of $20.90 per share. Following satisfaction of the closing conditions and consummation of the transaction, Abengoa no longer held equity interest in the Company. On May 17, 2019, we issued 1,384,402 new shares, which were fully subscribed and paid up by Algonquin. On December 11, 2020, Atlantica issued 5,069,200 ordinary shares in an underwritten public offering at a price of $33 per new share. On January 7, 2021, Algonquin subscribed 4,020,860 ordinary shares of Atlantica pursuant to a private placement at a price of $33 per new share.

Shares Not Representing Capital

None.

Shares Held by the Company

We are not permitted under English law to hold our own shares unless they are repurchased by us and held in treasury.

History of Share Capital

The following table presents the history of our share capital as of the end of each of our last three fiscal years:

	December 31,
	2020	2019	2018
Shares	106,670,862	101,601,662	100,217,260

Memorandum and Articles of Association

Objects and Purposes

We were incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited, registered number 8818211. On March 19, 2014, we re-registered as a public limited company, under the name Abengoa Yield plc. On January 7, 2016, we changed our corporate brand to Atlantica Yield. At our annual shareholders meeting held in May 2016, we changed our legal name to Atlantica Yield plc. On May 5, 2020, we changed our company name to Atlantica Sustainable Infrastructure plc. The Companies Act abolishes the need for an objects clause and, as such, our objects are unrestricted.

Disclosure of Personal Interests of an Office Holder

The Companies Act requires that an office holder disclose to the Company any personal interest that he or she may have, and all related material information and documents known to him or her, in connection with any existing or proposed transaction by the Company. The disclosure is required to be made promptly and in any event, no later than at the board of directors meeting in which the transaction is first discussed.

Directors

Subject to the provisions of the Articles, the directors may meet for the dispatch of business and adjourn and otherwise regulate its proceedings as they think fit. Unless and until in a general meeting the shareholders of the Company determine otherwise, the number of directors of the Company shall not be less than 7 nor more than 13 in number.

The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be a number equal to at least half of the directors appointed from time to time. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors. A director is not counted in the quorum at a meeting in relation to any resolution on which he or she is debarred from voting.

The directors of the Company may in accordance with the Articles, and the provisions of the Companies Act, authorize a matter proposed to the Company that would, if not authorized, involve a breach by a director of his or her duty under section 175 of the Companies Act to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the interests of the Company. A director is not required, by reason of being a director (save as otherwise agreed by such director), to account to the Company for any benefit which the director (or a person connected with the director) derives from any such matter authorized by the director. Any contract, transaction or arrangement relating to such matter shall not be liable to be avoided on the grounds of any such benefit.

Sections 177 and 182 of the Companies Act require any transaction or arrangement with the Company in which a director has an interest (proposed or existing) to be declared, and not only those that are extraordinary transactions or arrangements.

A director may not vote at a meeting of the board of directors or of a committee of the board of directors on any resolution in respect of any contract, transaction, or arrangement, or any other proposal in which he or she has (either alone or together with any person connected with him, as provided in the Companies Act) an interest other than in the circumstances set out below. A director shall not be counted in the quorum at a meeting of the directors in relation to any resolution in which the director is not entitled to vote.

Subject to the provisions of the Companies Act, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any contract, transaction or arrangement or any other proposal (inter alia):

•	in which he or she has an interest of which he or she is not aware or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

•	in which he has an interest only by virtue of interests in the Company’s shares, debentures or other securities or otherwise in or through the Company;

•
which involves the giving of any security, guarantee or indemnity to the director or any other person in respect of obligations incurred by him or any other person for the benefit of the Company or a debt or other obligation of the Company for which the director has assumed responsibility under a guarantee or indemnity or by the giving of security;

•
concerning an offer of securities by the Company or any of its subsidiary undertakings in which he or she is or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter;

•
concerning any other body corporate, provided that he or she and any connected persons do not own or have a beneficial interest in one percent or more of any class of share capital of such body corporate, or of the voting rights available to the members of such body corporate;

•
relating to an arrangement for the benefit of employees or former employees which does not award him or her any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

•	concerning the purchase or maintenance of insurance for any liability for the benefit of directors;

•	concerning the giving of indemnities in favor of the directors; or

•
concerning the funding of expenditure by any director or directors (i) on defending criminal, civil or regulatory proceedings or actions against him or them, (ii) in connection with an application to the court for relief, (iii) on defending him or them in any regulator investigations, or (iv) incurred doing anything to enable him to avoid incurring such expenditure.

Any director (including the director that has the conflict) may propose that such conflicted director be authorized in relation to any matter which is the subject of such a conflict. The director with the conflict will not count towards the quorum at the meeting at which the conflict is considered and may not vote on any resolution authorizing the conflict. Where the board of directors gives authority in relation to such a conflict, the board of directors may impose such terms on the relevant director as it deems appropriate.

Each of our directors and other officers may be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution or discharge of his or her duties or in relation to those duties. The Companies Act renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director. We have insurance for our directors regarding negligence, default, breach of trust and breach of duty under the terms allowed under the Companies Act.

Appointment of Directors

The Companies Act requires that a resolution approving provisions to appoint a director for a period of more than two years must not be passed unless a memorandum setting out the proposed contract incorporating the provision is made available to members: in the case of a resolution at a meeting, by being made available for inspection by members of the company both (i) at the company’s registered office for not less than 15 days ending with the date of the meeting, and (ii) at the meeting itself.

Subject to certain minimum thresholds in terms of their shareholdings, each shareholder shall be entitled to appoint a number of directors in proportion to their shareholding. However, no shareholder shall be entitled to appoint more than half of the directors plus one.

Effective from October 1, 2013, quoted companies must obtain a binding vote of shareholders on remuneration policy at least once every three years and an advisory vote on an implementation report on how the remuneration policy was implemented in the relevant financial year.

The ordinary remuneration of the directors shall be determined by the directors.

Any director who holds any other office in our Company (including for this purpose the office of chairman or deputy chairman, whether or not such office is held in an executive capacity), or who serves on any committee of the directors, or who otherwise performs, or undertakes to perform, services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such additional remuneration (whether by way of fixed sum, bonus commission, participation in profits or otherwise) or may receive such other benefits as the directors may determine.

Directors’ Borrowing Powers

Subject to the provisions of the Articles and the Companies Act, the directors may exercise all the powers of the Company to borrow money, mortgage or charge all or any part or parts of its undertaking, property and uncalled capital, and issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Removal of Directors

The Company may, by ordinary resolution of which special notice has been given, remove any director and elect another person in place of such director.

Retirement of Directors

Each director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected by the Company or such shorter period as the directors may determine. In addition, each director (other than the Chairman and any director holding an executive office) shall also be required to retire at each annual general meeting following the ninth anniversary on the date on which he was elected by the Company. A director who retires at any annual general meeting shall be eligible for election or re-election unless the directors resolve otherwise not later than the date of the notice of such annual general meeting.

When a director retires at an annual general meeting in accordance with the Articles, the Company may, by ordinary resolution at the meeting, fill the office being vacated by re-electing the retiring director. In the absence of such a resolution, the retiring director shall nevertheless be deemed to have been re-elected, except in the cases identified by the Articles.

Termination of Office

The office of a director of the Company shall be terminated if:

(i)	subject to the provisions of the Companies Act, the shareholder who appointed the relevant director of the Company elects to terminate the office of such director;

(ii)	the director of the Company becomes prohibited by law or (if applicable) the NASDAQ Rules from acting as a director or ceases to be a director by virtue of any provision of the Companies Act;

(iii)	the Company has received notice of the director’s resignation or retirement from office and such resignation or retirement from office has taken effect in accordance with its terms;

(iv)	the director has retired at an annual general meeting in accordance with the Articles;

(v)
the director has a bankruptcy order made against him/her, compounds with his/her creditors generally or applies to the court for an interim order under the UK Insolvency Act 1986 in connection with a voluntary arrangement under that Act or any analogous event occurs in relation to the director in another country;

(vi)
an order is made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for the director’s detention or for the appointment of another person (by whatever name called) to exercise powers with respect to the director’s property or affairs;

(vii)	the director is absent from meetings of the directors for three months without permission and the directors have resolved that the director’s office be vacated;

(viii)	notice of termination is served or deemed served on the director and that notice is given by a majority of directors for the time being; or

(ix)
in the case of a director other than the chairman and any director holding an executive office, if the directors resolve to require the director to resign and the director fails to do so within 30 days of notification of such resolution being served or deemed served on the director.

Share Qualification of Directors

A director shall not be required to hold any shares of the Company by way of qualification. A director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

Rights Attached to Our Shares

As of December 31, 2020, our shares have attached to them full voting, dividend and capital distribution (including winding up) rights. However, our shares do not confer any rights of redemption.

Without prejudice to any rights attached to any existing shares, the Company may issue shares with such rights or restrictions as determined either by the Company by ordinary resolution or, if the Company passes a resolution to authorize them, the directors. The Company may also issue shares which are, or are liable to be, redeemed at the option of the Company or the holder.

Dividend Rights. Our Articles provide that the Company may, by ordinary resolution, declare final dividends to be paid to its shareholders in accordance with their respective rights. However, no dividend shall be declared unless it has been recommended by the directors and does not exceed the amount recommended by the directors.

If the directors believe that the profits of the Company justify such payment, they may pay fixed dividends on any class of shares where the fixed dividend is payable on fixed dates. They may also pay interim dividends on shares of any class in amounts and on dates and periods as they think fit. Provided the directors act in good faith, they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment of dividends on any other class of shares having rights ranking equally with or behind those shares.

Unless the share rights otherwise provide, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any unclaimed dividends may be invested or otherwise applied for the benefit of the Company until they are claimed. If any dividend is unclaimed for 12 years from the date on which it was declared or became due for payment, the person who was otherwise entitled to it shall cease to be entitled and the Company may keep that sum. In addition, the Company will not be considered a trustee with respect to the amount of any payment into a separate account by the directors of any unclaimed dividend or other sum payable on or in respect of a share of the Company.

The Company may cease to send any check or other means of payment by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares, the check, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending checks, warrants or orders in respect of the dividends payable on those shares if the holder of or person entitled to them claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

The directors may, if authorized by ordinary resolution, offer to shareholders the right to elect to receive, in lieu of a dividend, an allotment of new shares credited as fully paid.

Voting Rights. Subject to the provisions in the Articles and any special rights or restrictions as to voting attached to any shares or class of shares of the Company, at a general meeting, voting on each and every resolution shall be taken by way of a poll.

As such, every member present in person or by proxy has one vote for every share held by him, as per the Articles.

A proxy shall not be entitled to vote where the member appointing the proxy would not have been entitled to vote on the resolution had he been present in person.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names appear in the register of the Company in respect of the joint holding.

The actions necessary to change the rights of holders of the shares are as follows: the rights of the shareholders would need to be altered by way of a special resolution requiring 75% vote of the shareholders who are present and voting in person or by proxy. In order to change the rights of a separate class of shares, it will require such a vote by shareholders of that class of shares.

Liquidation Rights. In the event of our liquidation, subject to applicable law, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Provisions. We may, subject to applicable law and to our Articles, issue redeemable preference shares and redeem the same.

Capital Calls. Under our Articles and the Companies Act, the liability of our shareholders is limited to the nominal (par) value of the shares held by them.

Subject to the terms of allotment of the shares of the Company, the directors of the Company may make a call on our shareholders to pay up any nominal value or share premium outstanding by giving them notices of such call. A shareholder must pay to the Company the amount called on his shares but is not required to do so until 14 days have passed since the notice of call was sent. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than seven days from the date of the further notice requiring payment and stating that in the event of non-payment the shares on which the call has been made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors. As part of the initial public offering, the nominal value and share premium of all shares will be fully paid.

Transfer of Shares. Fully-paid shares are issued in registered form and may be transferred pursuant to our Articles, unless such transfer is restricted or prohibited by another instrument and subject to applicable securities laws.

Transfers of uncertificated shares may be effected by means of a relevant system (i.e., NASDAQ Global Select Market) unless the UK Uncertificated Securities Regulations 2001 (also known as the CREST Regulations) provide otherwise.

Preemptive Rights. In certain circumstances, our shareholders have preemptive rights under the Companies Act with respect to new issuances of equity securities.

Modification of Rights

Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the written consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding shares held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise), and may be so varied or abrogated either while the Company is a going concern or during or in contemplation of a winding-up.

The special rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by (i) the creation or issue of further shares ranking, as regards participation in the profits or assets of the Company, in some or all respects equally with them but in no respect in priority to them, or (ii) the purchase or redemption by the Company of any of its own shares.

Shareholders’ Meetings and Resolutions

An annual general meeting shall be held in each period of six months beginning with the day following the Company’s accounting reference date, at such place or places, date and time as may be decided by the directors.

The directors may, whenever they think fit, call a general meeting. The directors are required to call a general meeting once the Company has received requests from its members to do so in accordance with the Companies Act.

Notice of general meetings shall include all information required to be included by the Companies Act and shall be given to all members other than those members who are not entitled to receive such notices from the Company under the provisions of the Articles. The Company may determine that only those persons entered on the Register at the close of business on a day decided by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice.

For the purposes of determining which persons are entitled to attend or vote at a meeting, and how many votes such persons may cast, the Company must specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. The directors may in their discretion resolve that, in calculating such period, no account shall be taken of any part of any day that is not a working day (within the meaning of Section 1173 of the Companies Act).

No business other than the appointment of a chairman of the meeting shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. The necessary quorum at a general meeting shall be two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), between them, holding or representing by proxy at least one-third in nominal value of the issued shares.

The directors may require attendees to submit to searches or put in place such arrangements or restrictions as they think fit to ensure the safety and security of attendees at a general meeting. Any member, proxy or other person who fails to comply with such arrangements or restrictions may be refused entry to, or removed from, the general meeting.

The directors may decide that a general meeting shall be held at two or more locations to facilitate the organization and administration of such meeting. A member present in person or by proxy at the designated “satellite” meeting place may be counted in the quorum and may exercise all rights that they would have been able to exercise if they had been present at the principal meeting place. The directors may make and change from time to time such arrangements as they shall in their absolute discretion consider appropriate to:

•	ensure that all members and proxies for members wishing to attend the meeting can do so;

•	ensure that all persons attending the meeting are able to participate in the business of the meeting and to see and hear anyone else addressing the meeting;

•	ensure the safety of persons attending the meeting and the orderly conduct of the meeting; and

•	restrict the numbers of members and proxies at any one location to such number as can safely and conveniently be accommodated there.

Limitation on Owning Securities

Our Articles do not restrict in any way the ownership or voting of our shares by non-residents. Furthermore, there is no longer an obligation of a shareholder of a U.K. company which is a non-listed (in the U.K. or EU) company to voluntarily disclose his shareholding unless, required to do so by the company. If the company serves a demand on a person under section 793 to the Companies Act, that person will be required to disclose any interest he has in the shares of the company.

Change in Control

We can issue additional shares with any rights or restrictions attached to them as long as they are not restricted by any rights attached to existing shares. These rights or restrictions can be decided by the directors so long as there is no conflict with the Articles or any resolution passed by the shareholders. The ability of the directors to issue shares with rights or restrictions that are different than those attached to the currently outstanding shares could have the effect of delaying, deferring or preventing change of control of our Company.

We may in the future be subject to the U.K. Takeover Code, which is not binding on the Company at the present time. Nevertheless, the U.K. Takeover Code could apply to the Company under certain circumstances in the future and if that were to occur, if a person: (i) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, in both cases, the acquirer and, depending on the circumstances its concert parties, would be required (except with the consent of the U.K. Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Exchange Listing

Our shares are listed on the NASDAQ Global Select Market under the symbol “AY.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.